Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding

     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.

     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):


                                                                Three Months Ended                 Nine Months Ended
                                                                  September 30                       September 30
                                                           --------------------------          --------------------------
                                                             1997              1996              1997              1996
                                                           --------          --------          --------          --------
Average common shares outstanding ...............           708,278           585,266           719,489           595,545


Dilutive effect of
           Convertible preferred stock ..........             3,718             3,996             3,718             3,996
           Stock options ........................            16,377             6,873            18,248             6,613
                                                           --------          --------          --------          --------

Total fully dilutive shares .....................           728,373           596,135           741,455           606,154
                                                           ========          ========          ========          ========


Income available to common shareholders .........          $    786          $    622          $  2,250          $  1,732
Preferred dividends paid on dilutive convertible
            preferred stock .....................                 2                 1                 6                 5
                                                           --------          --------          --------          --------
Total net income available to common shareholders
            adjusted for full dilution ..........          $    788          $    623          $  2,256          $  1,737
                                                           ========          ========          ========          ========

Fully diluted earnings per share ................          $   1.08          $   1.05          $   3.04          $   2.87
                                                           --------          --------          --------          --------